UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 9, 2020, Husky Energy Inc. issued a press release announcing a review of the West White Rose Project. The press release is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-236603) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: September 9, 2020		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Announces Review of West White Rose Project

Review will prioritize Husky’s balance sheet strength and financial resilience

Husky Energy today announced a review of the West White Rose Project in the Atlantic region.

The review follows the suspension of major construction activities in March due to the COVID-19 pandemic and the Company’s capital re-prioritization following the global economic downturn.

“A full review of scope, schedule and cost of this project is critical, given the minimum one-year delay to first oil caused by COVID-19, and our priority of maintaining the strength of our balance sheet with ample liquidity,” said CEO Rob Peabody.

“Unfortunately, the delay caused by COVID-19 and continued market uncertainty leaves us no choice but to undertake a full review of the project and, by extension, our future operations in Atlantic Canada.”

With an expected peak capacity of 75,000 barrels of oil per day (approximately 52,500 bbls/day Husky working interest), West White Rose is designed to produce light crude oil at low incremental cost and with lower greenhouse gas emissions intensity than other North American crude oil projects.

Construction at Argentia and Marystown was suspended in March 2020 and construction workers demobilized due to COVID-19. The project is 60% complete, however all major construction remains on hold while Husky determines a path forward, given a start-up delay of at least one year due to a tight offshore weather window.

“This is a very difficult decision for us,” said Peabody. “We know thousands of Canadian families depend economically on these well-paid construction, contract and operational jobs, and that these are not easily replaced.”

“We fully appreciate that this project represents billions in government taxes and other anticipated public benefits. Without it, these will not materialize,” Peabody said.

Husky has discussed the project’s challenges and risks with the provincial and federal governments. The Company has proposed ideas designed to protect jobs and the economic benefits the project will deliver.

The project’s longer-term fundamentals remain attractive, given the lower incremental costs per barrel and expected lower emissions intensity of the oil produced.

“However, sustaining project costs through a long delay in a negative economic environment is not an option,” Peabody added. “We need to find a solution now.”

Husky is the operator of the White Rose field and satellite extensions, which are located in the Jeanne d’Arc Basin approximately 350 kilometres off the coast of Newfoundland and Labrador.

Stakeholder Quotes

Unifor supports the Canadian offshore oil industry and the thousands of good jobs it generates. The West White Rose project is important to Canada’s energy future. We support strategic public investments to protect good jobs and help the industry innovate.

- Jerry Dias, Unifor National President

Getting our members back to work safely in the COVID-19 ‘new normal’ is our top priority. We support government investment to move this project forward, putting thousands of unionized skilled trades people back to work immediately and ensuring decades of ongoing maintenance work on the project.

- Hassan Yussuff, President, Canadian Labour Congress

Government must turn its attention to repairing Canada’s deep economic wounds and preventing the destruction of major industries such as the Atlantic offshore due to COVID-19. The offshore provides thousands of well-paid private sector jobs and generates billions of dollars in government revenues. A business-focused recovery will ensure Canadians can continue to realize these benefits.

- Perrin Beatty, CEO, Canadian Chamber of Commerce

Our province, region and country depend on the oil and gas industry. Newfoundland and Labrador has proven we are a place rich in resource, expertise and ability to deliver. It only makes sense for our federal government to support our industry.

- AnnMarie Boudreau, CEO, St. John’s Board of Trade

The West White Rose project represents a significant investment for the local energy industry, and getting it moving again protects skilled jobs now, and creates jobs for the future. The offshore oil and gas industry has an important role to play in helping Newfoundland and Labrador and Canada achieve emissions reduction targets, while also supporting energy security for Canada.

- Charlene Johnson, CEO, Newfoundland and Labrador Oil and Gas Industries Association

As investors gather to review the future of the West White Rose extension project, we are encouraging Husky Energy to continue with their original plan to complete the construction of the concrete gravity structure (CGS) in Argentia, NL. We have thousands of highly skilled Newfoundlanders and Labradorians anxiously awaiting to return to work on that project. These workers are depending on this employment opportunity so that they can provide for their families and contribute to the local economy.

- Darin King, Executive Director, Trades NL

Husky is an essential component of our breakfast programming at the Jimmy Pratt Memorial Outreach Centre. Over the past seven years, Husky volunteers have been the main stay, working alongside our internal volunteers, in providing the required stability for the success and growth of our weekly hot breakfast program. Through Husky’s financial and volunteer support, we are able to serve up to 120 breakfasts to people in the downtown area. Husky’s presence in the community has been a great asset to our clients, our organization, and many others and I would like to see them have a long future here.

- George Parsons, Jimmy Pratt Memorial Outreach Centre

West White Rose Project Quick Facts

•	More than 500 current Husky operations jobs in Newfoundland and Labrador. West White Rose would create about 250 additional full-time platform jobs.

•	More than 1,000 unionized construction jobs at Argentia and Marystown.

•	$1.1 billion in work remains to be completed in Newfoundland and Labrador.

•	$11 billion in future capital and operating expenditures over the life of West White Rose to 2036.

•	More than $3 billion in incremental future royalties and taxes (federal and provincial).

•	$60 million in future research and development and social investments in the province.

•	$48 million to the Provincial Innovation Fund.

•	West White Rose greenhouse gas emissions intensity expected to be 50% lower than the average barrel produced in Canada.

Visit www.supportNLjobs.ca for more information.

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Investor and Media Inquiries:

Leo Villegas, Senior Manager, Investor Relations

403-513-7817

Kim Guttormson, Manager, Communication Services

403-298-7088

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively, “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to: the Company’s general strategic plans and growth strategies; the expected delay to first oil at West White Rose; the expected peak production capacity at West White Rose; and the expected benefits of the West White Rose Project.

There are numerous uncertainties inherent in projecting future rates of production. The total amount or timing of actual future production may vary from production estimates.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2019, Management’s Discussion and Analysis for the three and six months ended June 30, 2020 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe some of the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of

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factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

DISCLOSURE OF OIL AND GAS INFORMATION

Unless otherwise indicated: (i) projected production volumes provided are gross, which represents the total or the Company’s working interest share, as applicable, before deduction of royalties; and (ii) all Husky working interest production volumes provided are before deduction of royalties.

All currency is expressed in Canadian dollars unless otherwise indicated.

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